Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Six Months	Six Months
	Ended	Ended	Ended	Ended	Ended
	June 30,	December 31,	December 31,	June 30,	June 30,
	2009	2008	2007	2009	2008

Earnings: (1)
Net income (2)	$107,147	$111,136	$106,506	$62,794	$66,783
Income taxes	61,828	67,560	66,741	35,343	41,075
Equity in (income) losses of equity investees, net of distributions	-	-	-	-	-
Fixed Charges (See below) (3)	79,405	80,611	81,145	38,886	40,092
Less: Preferred stock dividend	-	-	-	-	-
Total adjusted earnings	$248,380	$259,307	$254,392	$137,023	$147,950
Fixed charges: (3)
Total interest expense	$78,657	$79,877	$80,576	$38,715	$39,935
Interest component of rents	748	734	569	171	157
Preferred stock dividend	-	-	-	-	-
Total fixed charges	$79,405	$80,611	$81,145	$38,886	$40,092

Ratio of earnings to fixed charges	3.1	3.2	3.1	3.5	3.7